Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

July 1, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:    Transamerica Life Insurance Company – Initial Filings to N-4 Registration Statements

40 ACT NO.	NEW 33 ACT NO.	PRODUCT NAME	7/1/2019 Accession Number
811-06321	333-232462	Merrill Lynch Portfolio Plus® – Pre 86	0001193125-19-186842
811-06321	333-232465	Merrill Lynch Portfolio Plus® – Post 86	0001193125-19-186852
811-06459	333-232454	Merrill Lynch Retirement PlusSM Variable Annuity (Separate Account A)	0001193125-19-186779
811-06459	333-232456	Merrill Lynch Investor Choice AnnuitySM (Investor Series)	0001193125-19-186795
811-06459	333-232457	Merrill Lynch Retirement PowerSM	0001193125-19-186806
811-06459	333-232459	Merrill Lynch Retirement OptimizerSM	0001193125-19-186818
811-06546	333-232460	Merrill Lynch Retirement PlusSM Variable Annuity (Separate Account B)	0001193125-19-186833
811-10585	333-232466	Merrill Lynch Consults AnnuitySM	0001193125-19-186863
811-21127	333-232467	Merrill Lynch IRA AnnuitySM	0001193125-19-186868
811-21127	333-232468	Merrill Lynch Investor Choice AnnuitySM (IRA Series)	0001193125-19-186872

Commissioners:

Transamerica Life Insurance Company filed the Initial Filings to the above-referenced Form N-4 registration statements on July 1, 2019. Pursuant to Rule 461 under the Securities Act of 1933, Transamerica Life Insurance Company and the principal underwriter, Transamerica Capital, Inc., now respectfully request that the effective date of the registration statements be accelerated and that the registration statements be declared effective July 1, 2019, or as soon thereafter as is reasonably practicable.

Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

Transamerica Life		Transamerica Capital, Inc.
Insurance Company

By:	/s/ Brian Stallworth	By:	/s/ Dave Paulsen
	Brian Stallworth	Dave Paulsen
	Assistant Secretary	President